Exhibit 21.1

Subsidiaries of the Company

Name	Jurisdiction	Percentage of Ownership
First Capital China (BVI) Limited	Incorporated in the British Virgin Islands	100% (Direct subsidiary)
Good Honour Investment Development Limited	Incorporated in Hong Kong	100% (Indirect subsidiary)
Shanghai Jiaxin Investment Management Co., Ltd.	Incorporated in Shanghai, China	100% (Indirect subsidiary)